FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2014

Commission File Number: 001-02413

 Canadian National Railway Company
(Translation of registrant’s name into English)

935 de la Gauchetiere Street West
Montreal, Quebec
Canada H3B 2M9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Canadian National Railway Company

Table of Contents

Item 1
News Release dated October 21, 2014 entitled, "CN reports Q3-2014 net income of C$853 million, up 21 per cent from year-earlier net income of C$705 million”
"Q3-2014 diluted earnings per share (EPS) of C$1.04 increased 21 per cent over adjusted diluted Q3-2013 EPS of C$0.86 (1) "

Item 2	Unaudited Consolidated Financial Statements and Notes thereto

Item 1

North America’s Railroad

NEWS RELEASE

CN reports Q3-2014 net income of C$853 million,
up 21 per cent from year-earlier net income of C$705 million

Q3-2014 diluted earnings per share (EPS) of C$1.04 increased 21 per cent over adjusted diluted Q3-2013 EPS of C$0.86 (1)

CN generated record quarterly revenues and improved operating ratio to 58.8 per cent

MONTREAL, Oct. 21, 2014 — CN (TSX: CNR) (NYSE: CNI) today reported its financial and operating results for the third quarter and nine-month period ended Sept. 30, 2014.

Third-quarter and nine-month 2014 financial highlights
•
Net income was C$853 million, or C$1.04 per diluted share, compared with net income of C$705 million, or C$0.84 per diluted share, for the year-earlier quarter. The Q3-2013 results included a C$19-million (C$0.02 per diluted share) income tax expense resulting from the enactment of higher provincial corporate income tax rates.

•	Excluding the above Q3-2013 income tax expense, Q3-2014 diluted EPS of C$1.04 increased 21 per cent over last year’s adjusted diluted EPS of C$0.86. (1)
•	Operating income for the third quarter of 2014 increased 19 per cent to C$1,286 million.
•
Third-quarter 2014 revenues and carloadings set all-time quarterly records, with revenues rising 16 per cent to C$3,118 million and carloadings increasing 11 per cent to 1,475 thousand. Revenue ton-miles grew by 13 per cent.

•	CN’s operating ratio for Q3-2014 improved by one point to 58.8 per cent from 59.8 per cent for the year-earlier quarter.
•	Free cash flow for the first nine months of 2014 was C$2,045 million, up from C$1,307 million for the comparable period of 2013. (1)

Claude Mongeau, president and chief executive officer, said: “CN delivered outstanding third-quarter financial results while improving customer service levels and maintaining industry-leading operating efficiencies. Solid execution by our team of railroaders enabled us to accommodate the significantly higher freight volume generated by a record Canadian grain crop, strong energy markets, and new business, particularly in intermodal and automotive.

 “The results underscore CN’s commitment to investing ahead of the curve in resources and rail infrastructure and playing our role as a true backbone of the economy.”

Foreign currency impact on results
Although CN reports its earnings in Canadian dollars, a large portion of its revenues and expenses is denominated in U.S. dollars. As such, the Company’s results are affected by exchange-rate fluctuations. On a constant currency basis that excludes the impact of fluctuations in foreign currency exchange rates, CN’s third-quarter 2014 net income would have been lower by C$22 million, or C$0.03 per diluted share. (1)

Third-quarter 2014 revenues, traffic volumes and expenses
Revenues for the third quarter of 2014 increased by 16 per cent to an all-time quarterly high of C$3,118 million. Revenues increased for grain and fertilizers (29 per cent), petroleum and chemicals (21 per cent), metals and minerals (17 per cent), automotive (17 per cent), intermodal (14 per cent), and forest products (eight per cent). Coal revenues declined by three per cent.

The increase in revenues was mainly attributable to higher freight volumes due to a record Canadian grain crop, strong energy markets, particularly crude oil and frac sand, new intermodal business including temporary diversions from U.S. west coast ports, as well as new automotive business; the positive translation impact of the weaker Canadian dollar on U.S.-dollar-denominated revenues; and freight rate increases.

Carloadings for the third quarter rose 11 per cent to 1,475 thousand, an all-time record quarterly performance.

Revenue ton-miles, measuring the relative weight and distance of rail freight transported by CN, increased by 13 per cent over the year-earlier quarter. Rail freight revenue per revenue ton-mile, a measurement of yield defined as revenue earned on the movement of a ton of freight over one mile, increased by two per cent over the year-earlier period, driven by the positive translation impact of the weaker Canadian dollar and freight rate increases, partly offset by an increase in the average length of haul.

Operating expenses for the quarter increased by 14 per cent to C$1,832 million. The increase was mainly attributable to increased purchased services and material expense, increased labor and fringe benefits expense, the negative translation impact of a weaker Canadian dollar on U.S.-dollar-denominated expenses and higher fuel costs.

Forward-Looking Statements (2)
Certain information included in this news release constitutes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws. CN cautions that, by their nature, these forward-looking statements involve risks, uncertainties and assumptions. The Company cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors which may cause the actual results or performance of the Company or the rail industry to be materially different from the outlook or any future results or performance implied by such statements. To the extent that CN has provided guidance that are non-GAAP financial measures, the Company may not be able to provide a reconciliation to the GAAP measures, due to unknown variables and uncertainty related to future results. Key assumptions used in determining forward-looking information are set forth below.

Financial outlook and 2014 key assumptions
CN maintains the 2014 financial outlook it issued on July 21, 2014. The Company expects to deliver solid double-digit EPS growth in 2014 over adjusted diluted 2013 EPS of C$3.06, and to generate free cash flow in the range of C$1.8 billion to C$2 billion, excluding major asset sales.

CN has made a number of economic and market assumptions in preparing its 2014 outlook. The Company is forecasting that North American industrial production for the year will increase by about three to four percent, and that U.S. housing starts will be in the range of one million units. CN is also assuming U.S. motor vehicles sales will be approximately 16 million units. In addition, CN is assuming the 2014/2015 grain crop in Canada will be in-line with the five-year average, and is now assuming the 2014/2015 grain crop in the U.S. will be above the five-year average. With these assumptions, CN assumes mid to high single-digit carload growth along with continued pricing improvement above inflation. CN also assumes that the value of the Canadian dollar in U.S. currency will be in the range of $0.90 to $0.95 and the price of crude oil (West Texas Intermediate) to be in the range of US$95-$105 per barrel on average for the full-year 2014. In 2014, CN plans to invest approximately C$2.25 billion in its capital program, of which approximately C$1.2 billion is targeted toward maintaining the safety and integrity of the network, particularly track infrastructure. The capital program also includes funds for projects supporting growth and productivity.

Important risk factors that could affect the forward-looking statements include, but are not limited to, the effects of general economic and business conditions, industry competition, inflation, currency and interest rate fluctuations, changes in fuel prices, legislative and/or regulatory developments, compliance with environmental laws and regulations, actions by regulators, various events which could disrupt operations, including natural events such as severe weather, droughts, floods and earthquakes, labor negotiations and disruptions, environmental claims, uncertainties of investigations, proceedings or other types of claims and litigation, risks and liabilities arising from derailments, and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. Reference should be made to “Management’s Discussion and Analysis” in CN’s annual and interim reports, Annual Information Form and Form 40-F filed with Canadian and U.S. securities regulators, available on CN’s website, for a summary of major risk factors.

CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable Canadian securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement.

1)	See discussion and reconciliation of non-GAAP adjusted performance measures in the attached supplementary schedule, Non-GAAP Measures.

2)	See Forward-Looking statements for a summary of the key assumptions and risks regarding CN’s 2014 outlook.

CN is a true backbone of the economy, transporting approximately C$250 billion worth of goods annually for a wide range of business sectors, ranging from resource products to manufactured products to consumer goods, across a rail network spanning Canada and mid-America. CN – Canadian National Railway Company, along with its operating railway subsidiaries -- serves the cities and ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans, and Mobile, Ala., and the metropolitan areas of Toronto, Edmonton, Winnipeg, Calgary, Chicago, Memphis, Detroit, Duluth, Minn./Superior, Wis., and Jackson, Miss., with connections to all points in North America. For more information on CN, visit the company’s website at www.cn.ca.

Contacts:
Media	Investment Community
Mark Hallman	Janet Drysdale
Director	Vice-President
Communications and Public Affairs	Investor Relations
(905) 669-3384	(514) 399-0052

Consolidated Statement of Income - unaudited
Item 2

	Three months ended		Nine months ended
	September 30		September 30
In millions, except per share data	2014	2013	2014	2013
Revenues	$3,118	$2,698	$8,927	$7,830

Operating expenses
Labor and fringe benefits	580	521	1,727	1,588
Purchased services and material	378	318	1,156	987
Fuel	446	390	1,398	1,197
Depreciation and amortization	258	241	771	726
Equipment rents	83	68	244	204
Casualty and other	87	76	267	222
Total operating expenses	1,832	1,614	5,563	4,924
Operating income	1,286	1,084	3,364	2,906
Interest expense	(94)	(89)	(277)	(266)
Other income (loss) (Note 3)	(2)	5	94	75
Income before income taxes	1,190	1,000	3,181	2,715
Income tax expense (Note 7)	(337)	(295)	(858)	(738)
Net income	$853	$705	$2,323	$1,977

Earnings per share (Note 10)
Basic	$1.04	$0.84	$2.83	$2.34
Diluted	$1.04	$0.84	$2.81	$2.33

Weighted-average number of shares (Note 10)
Basic	817.0	839.3	822.2	846.2
Diluted	820.9	842.2	825.8	849.2
See accompanying notes to unaudited consolidated financial statements.

Canadian National Railway Company

Consolidated Statement of Comprehensive Income - unaudited

	Three months ended		Nine months ended
	September 30		September 30
In millions	2014	2013	2014	2013

Net income	$853	$705	$2,323	$1,977

Other comprehensive income (loss) (Note 11)
Net gain (loss) on foreign currency translation	44	(11)	39	24
Net change in pension and other postretirement benefit plans	32	57	95	173
Amortization of gain on treasury lock	(1)	-	(1)	-
Other comprehensive income before income taxes	75	46	133	197
Income tax recovery (expense)	32	(32)	18	(20)
Other comprehensive income	107	14	151	177
Comprehensive income	$960	$719	$2,474	$2,154
See accompanying notes to unaudited consolidated financial statements.

Canadian National Railway Company

Consolidated Balance Sheet - unaudited

	September 30	December 31	September 30
In millions	2014	2013	2013

Assets

Current assets
Cash and cash equivalents	$176	$214	$182
Restricted cash and cash equivalents (Note 4)	467	448	529
Accounts receivable (Note 4)	939	815	868
Material and supplies	372	274	317
Deferred and receivable income taxes	72	137	74
Other	82	89	67
Total current assets	2,108	1,977	2,037
Properties	27,410	26,227	25,383
Intangible and other assets	2,155	1,959	377
Total assets	$31,673	$30,163	$27,797

Liabilities and shareholders’ equity

Current liabilities
Accounts payable and other	$1,718	$1,477	$1,499
Current portion of long-term debt (Note 4)	485	1,021	1,488
Total current liabilities	2,203	2,498	2,987
Deferred income taxes	6,920	6,537	5,884
Pension and other postretirement benefits, net of current portion	554	541	589
Other liabilities and deferred credits	893	815	760
Long-term debt	7,356	6,819	6,010
Shareholders’ equity
Common shares	3,965	4,015	4,036
Accumulated other comprehensive loss (Note 11)	(1,699)	(1,850)	(3,080)
Retained earnings	11,481	10,788	10,611
Total shareholders’ equity	13,747	12,953	11,567
Total liabilities and shareholders’ equity	$31,673	$30,163	$27,797
See accompanying notes to unaudited consolidated financial statements.

Canadian National Railway Company

Consolidated Statement of Changes in Shareholders’ Equity - unaudited

	Three months ended		Nine months ended
	September 30		September 30
In millions	2014	2013	2014	2013

Common shares (1)
Balance, beginning of period	$3,975	$4,063	$4,015	$4,108
Stock options exercised and other	13	8	31	35
Share repurchase programs (Note 4)	(23)	(35)	(81)	(107)
Balance, end of period	$3,965	$4,036	$3,965	$4,036

Accumulated other comprehensive loss (Note 11)
Balance, beginning of period	$(1,806)	$(3,094)	$(1,850)	$(3,257)
Other comprehensive income	107	14	151	177
Balance, end of period	$(1,699)	$(3,080)	$(1,699)	$(3,080)

Retained earnings
Balance, beginning of period	$11,174	$10,416	$10,788	$10,167
Net income	853	705	2,323	1,977
Share repurchase programs (Note 4)	(342)	(330)	(1,014)	(988)
Dividends	(204)	(180)	(616)	(545)
Balance, end of period	$11,481	$10,611	$11,481	$10,611
See accompanying notes to unaudited consolidated financial statements.

(1)
During the three and nine months ended September 30, 2014, the Company issued 0.4 million and 0.9 million common shares, respectively, as a result of stock options exercised and repurchased 4.9 million and 16.8 million common shares, respectively, under its current share repurchase program. At September 30, 2014, the Company had 814.7 million common shares outstanding.

During the three and nine months ended September 30, 2013, the Company issued 0.1 million and 1.2 million common shares, respectively, as a result of stock options exercised and repurchased 7.1 million and 22.1 million common shares, respectively, under its previous share repurchase program. At September 30, 2013, the Company had 835.9 million common shares outstanding.

Canadian National Railway Company

Consolidated Statement of Cash Flows - unaudited

	Three months ended		Nine months ended
	September 30		September 30
In millions	2014	2013	2014	2013

Operating activities
Net income	$853	$705	$2,323	$1,977
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	258	241	771	726
Deferred income taxes	67	13	215	169
Gain on disposal of property (Note 3)	-	-	(80)	(69)
Changes in operating assets and liabilities:
Accounts receivable	26	(3)	(73)	(23)
Material and supplies	(11)	11	(92)	(84)
Accounts payable and other	100	57	196	(146)
Other current assets	13	17	24	28
Pensions and other, net	22	25	(38)	(128)
Net cash provided by operating activities	1,328	1,066	3,246	2,450

Investing activities
Property additions	(620)	(539)	(1,350)	(1,185)
Disposal of property (Note 3)	76	-	173	52
Change in restricted cash and cash equivalents	1	(32)	(19)	(8)
Other, net	(9)	(8)	(24)	(10)
Net cash used in investing activities	(552)	(579)	(1,220)	(1,151)

Financing activities
Issuance of debt, excluding commercial paper (Note 4)	-	210	347	715
Repayment of debt, excluding commercial paper	(222)	(104)	(795)	(1,000)
Net issuance of commercial paper	64	58	73	609
Issuance of common shares due to exercise of stock
options and related excess tax benefits realized	11	5	24	28
Repurchase of common shares (Note 4)	(383)	(383)	(1,095)	(1,095)
Dividends paid	(204)	(180)	(616)	(545)
Net cash used in financing activities	(734)	(394)	(2,062)	(1,288)
Effect of foreign exchange fluctuations on US
dollar-denominated cash and cash equivalents	7	2	(2)	16
Net increase (decrease) in cash and cash equivalents	49	95	(38)	27
Cash and cash equivalents, beginning of period	127	87	214	155
Cash and cash equivalents, end of period	$176	$182	$176	$182

Supplemental cash flow information
Net cash receipts from customers and other	$3,213	$2,633	$8,945	$7,798
Net cash payments for:
Employee services, suppliers and other expenses	(1,561)	(1,256)	(4,757)	(4,169)
Interest	(87)	(85)	(297)	(259)
Personal injury and other claims	(14)	(16)	(38)	(44)
Pensions (Note 6)	(6)	(11)	(106)	(221)
Income taxes	(217)	(199)	(501)	(655)
Net cash provided by operating activities	$1,328	$1,066	$3,246	$2,450
See accompanying notes to unaudited consolidated financial statements.

Canadian National Railway Company

Notes to Unaudited Consolidated Financial Statements

1 - Basis of presentation
In management’s opinion, the accompanying unaudited Interim Consolidated Financial Statements and Notes thereto, expressed in Canadian dollars, and prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP) for interim financial statements, contain all adjustments (consisting of normal recurring accruals) necessary to present fairly Canadian National Railway Company’s ("CN" or the "Company") financial position as at September 30, 2014, December 31, 2013 and September 30, 2013, and its results of operations, changes in shareholders’ equity and cash flows for the three and nine months ended September 30, 2014 and 2013.

To be consistent with the basis of presentation used in preparing the Company’s 2013 Annual Consolidated Financial Statements, these unaudited Interim Consolidated Financial Statements and Notes thereto reflect the fourth quarter 2013 common stock split and net basis disclosure of commercial paper as described below.
On October 22, 2013, the Board of Directors of the Company approved a two-for-one common stock split in the form of a stock dividend of one additional common share of CN for each share outstanding, paid on November 29, 2013 to shareholders of record on November 15, 2013. At the effective date of the stock split, all equity-based benefit plans and share repurchase programs were adjusted to reflect the issuance of such additional shares. All share and per share data presented herein reflect the impact of the stock split.
Beginning with the fourth quarter of 2013, the Company revised the Consolidated Statement of Cash Flows to present on a net basis the issuances and repayments of commercial paper, all of which have a maturity of less than 90 days and which were previously reported on a gross basis.

These unaudited Interim Consolidated Financial Statements and Notes thereto have been prepared using accounting policies consistent with those used in preparing the Company’s 2013 Annual Consolidated Financial Statements. While management believes that the disclosures presented are adequate to make the information not misleading, these unaudited Interim Consolidated Financial Statements and Notes thereto should be read in conjunction with the Company’s 2013 Annual Consolidated Financial Statements and Notes thereto.

2 - Recent accounting pronouncement
On May 28, 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2014-09, Revenue from Contracts with Customers, which establishes principles for reporting the nature, amount, timing and uncertainty of revenues and cash flows arising from an entity’s contracts with customers. The core principle of the new standard is that an entity recognizes revenue to represent the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This standard is effective for annual and interim reporting periods beginning after December 15, 2016 and will replace most existing revenue recognition guidance within U.S. GAAP. Early adoption is not permitted. The standard permits the use of either the retrospective or cumulative effect transition method. The Company is evaluating the effect that ASU 2014-09 will have on its Consolidated Financial Statements, related disclosures, as well as which transition method to apply.

3 - Disposal of property
2014
Guelph
On September 4, 2014, the Company closed a transaction with Metrolinx to sell a segment of the Guelph subdivision located between Georgetown and Kitchener, Ontario, together with the rail fixtures and certain passenger agreements (collectively the “Guelph”), for cash proceeds of $76 million before transaction costs. The Company did not meet all the conditions to record the sale under the full accrual method for real estate transactions as it continues to have substantial continuing involvement on the Guelph. The sale is expected to be recognized in 2018, when the Company will have relinquished substantially all of the risks and rewards of ownership on the Guelph.

Deux-Montagnes
On February 28, 2014, the Company closed a transaction with Agence Métropolitaine de Transport to sell the Deux-Montagnes subdivision between Saint-Eustache and Montreal, Quebec, including the Mont-Royal tunnel, together with the rail fixtures (collectively the “Deux-Montagnes”), for cash proceeds of $97 million before transaction costs. Under the agreement, the Company obtained the perpetual right to operate freight trains over the Deux-Montagnes at its then current level of operating activity, with the possibility of increasing its operating activity for additional consideration. The transaction resulted in a gain on disposal of $80 million ($72 million after-tax) that was recorded in Other income under the full accrual method of accounting for real estate transactions.

Canadian National Railway Company

Notes to Unaudited Consolidated Financial Statements

2013
Exchange of easements
On June 8, 2013, the Company entered into an agreement with another Class I railroad to exchange perpetual railroad operating easements including the track and roadway assets on specific rail lines (collectively the “exchange of easements”) without monetary consideration. The Company has accounted for the exchange of easements at fair value pursuant to FASB Accounting Standards Codification (ASC) 845, Nonmonetary Transactions. The transaction resulted in a gain on exchange of easements of $29 million ($18 million after-tax) that was recorded in Other income.

Lakeshore West
On March 19, 2013, the Company entered into an agreement with Metrolinx to sell a segment of the Oakville subdivision in Oakville and Burlington, Ontario, together with the rail fixtures and certain passenger agreements (collectively the “Lakeshore West”), for cash proceeds of $52 million before transaction costs. Under the agreement, the Company obtained the perpetual right to operate freight trains over the Lakeshore West at its then current level of operating activity, with the possibility of increasing its operating activity for additional consideration. The transaction resulted in a gain on disposal of $40 million ($36 million after-tax) that was recorded in Other income under the full accrual method of accounting for real estate transactions.

4 - Financing activities
Shelf prospectus and registration statement
On February 11, 2014, under its current shelf prospectus and registration statement which expires January 2016, the Company issued $250 million 2.75% Notes due 2021 in the Canadian capital markets, which resulted in net proceeds of $247 million, intended for general corporate purposes, including the redemption and refinancing of outstanding indebtedness and share repurchases.

Revolving credit facility
The Company has an $800 million revolving credit facility agreement with a consortium of lenders. The agreement, which contains customary terms and conditions, allows for an increase in the facility amount, up to a maximum of $1.3 billion, as well as the option to extend the term by an additional year at each anniversary date, subject to the consent of individual lenders. The Company exercised such option and on March 14, 2014, the expiry date of the agreement was extended by one year to May 5, 2019. The Company plans to use the credit facility for working capital and general corporate purposes, including backstopping its commercial paper program. As at September 30, 2014 and December 31, 2013, the Company had no outstanding borrowings under its revolving credit facility and there were no draws during the nine months ended September 30, 2014.

Commercial paper
The Company has a commercial paper program, which is backed by its revolving credit facility, enabling it to issue commercial paper up to a maximum aggregate principal amount of $800 million, or the US dollar equivalent. As at September 30, 2014, the Company had total borrowings of $350 million ($273 million as at December 31, 2013) presented in Current portion of long-term debt on the Consolidated Balance Sheet at a weighted-average interest rate of 1.12% (1.14% as at December 31, 2013).

Accounts receivable securitization program
The Company has an agreement to sell an undivided co-ownership interest in a revolving pool of accounts receivable to unrelated trusts for maximum cash proceeds of $450 million. On July 23, 2014, the expiry date of the agreement was extended by one year to February 1, 2017.
The Company accounts for the proceeds of its accounts receivable securitization program as a secured borrowing under ASC 860, Transfers and Servicing. As such, as at September 30, 2014, the Company recorded $50 million ($250 million as at December 31, 2013) of proceeds received under the accounts receivable securitization program in the Current portion of long-term debt on the Consolidated Balance Sheet at a weighted-average interest rate of 1.23% (1.18% as at December 31, 2013) which is secured by and limited to $56 million ($281 million as at December 31, 2013) of accounts receivable.

Canadian National Railway Company

Notes to Unaudited Consolidated Financial Statements

Bilateral letter of credit facilities and Restricted cash and cash equivalents
The Company has a series of bilateral letter of credit facility agreements with various banks to support its requirements to post letters of credit in the ordinary course of business. On March 14, 2014, the expiry date of these agreements was extended by one year to April 28, 2017. Under these agreements, the Company has the option from time to time to pledge collateral in the form of cash or cash equivalents, for a minimum term of one month, equal to at least the face value of the letters of credit issued. As at September 30, 2014, the Company had letters of credit drawn of $493 million ($481 million as at December 31, 2013) from a total committed amount of $514 million ($503 million as at December 31, 2013) by the various banks. As at September 30, 2014, cash and cash equivalents of $467 million ($448 million as at December 31, 2013) were pledged as collateral and recorded as Restricted cash and cash equivalents on the Consolidated Balance Sheet.

Share repurchase programs
On October 22, 2013, the Board of Directors of the Company had approved a share repurchase program which allowed for the repurchase of up to 30.0 million common shares, between October 29, 2013 and October 23, 2014, pursuant to a normal course issuer bid at prevailing market prices plus brokerage fees, or such other prices as may be permitted by the Toronto Stock Exchange. The Company repurchased a total of 22.3 million common shares for $1.4 billion under this share repurchase program.
The following table provides the information related to the share repurchase programs for the three and nine months ended September 30, 2014 and 2013:

	Three months ended September 30		Nine months ended September 30
In millions, except per share data	2014	2013	2014	2013
Number of common shares repurchased (1)	4.9	7.1	16.8	22.1
Weighted-average price per share (2)	$75.55	$51.17	$65.40	$49.51
Amount of repurchase	$365	$365	$1,095	$1,095
(1)	Includes common shares purchased in the first quarters of 2014 and 2013 pursuant to private agreements between the Company and arm's length third-party sellers.
(2)	Includes brokerage fees.

See Note 12 – Subsequent event for additional information on the Company’s new share repurchase program approved on October 21, 2014.

5 - Stock plans
The Company has various stock-based incentive plans for eligible employees. A description of the Company’s major plans is provided in Note 10 – Stock plans to the Company’s 2013 Annual Consolidated Financial Statements. The following table provides total stock-based compensation expense for awards under all plans, as well as the related tax benefit recognized in income, for the three and nine months ended September 30, 2014 and 2013:
	Three months ended September 30		Nine months ended September 30
In millions	2014	2013	2014	2013
Cash settled awards
Share Unit Plan (1)	$40	$17	$85	$38
Voluntary Incentive Deferral Plan (VIDP)	19	4	40	17
Total cash settled awards	59	21	125	55
Stock option awards	2	3	7	7
Total stock-based compensation expense	$61	$24	$132	$62
Tax benefit recognized in income	$16	$7	$35	$15
(1)   The nine months ended September 30, 2013 includes the reversal of approximately $20 million of stock-based compensation expense related to the forfeiture of performance share units by former executives.

Canadian National Railway Company

Notes to Unaudited Consolidated Financial Statements

Cash settled awards
Share Unit Plan
Following approval by the Board of Directors in January 2014, the Company granted 0.8 million performance share units (PSUs), previously known as restricted share units to designated management employees entitling them to receive payout in cash based on the Company’s share price. The PSUs granted are generally scheduled for payout after three years (“plan period”) and vest conditionally upon the attainment of a target relating to return on invested capital over the plan period.

Payout is conditional upon the attainment of a minimum share price calculated using the average of the last three months of the plan period. In addition, commencing at various dates, for senior and executive management employees (“executive employees”), payout on PSUs is also conditional on compliance with the conditions of their benefit plans or award agreements, including but not limited to non-compete, non-solicitation, and non-disclosure of confidential information conditions. Current or former executive employees who breach such conditions of their benefit plans or award agreements will forfeit the PSU payout. Should the Company reasonably determine that a current or former executive employee may have violated the conditions of their benefit plans or award agreements; the Company may at its discretion change the manner of vesting of the PSUs to suspend payout on any PSUs pending resolution of such matter.

The following table provides the 2014 activity for all cash settled awards:

	PSUs		VIDP
In millions	Nonvested	Vested	Nonvested	Vested
Outstanding at December 31, 2013	1.7	0.9	-	2.3
Granted (Payout)	0.8	(0.9)	-	(0.1)
Outstanding at September 30, 2014	2.5	-	-	2.2

Canadian National Railway Company

Notes to Unaudited Consolidated Financial Statements

The following table provides valuation and expense information for all cash settled awards:

In millions, unless otherwise indicated		PSUs (1)					VIDP (2)		Total
Year of grant	2014	2013	2012	2011	2010	2009
Stock-based compensation expense (recovery)
recognized over requisite service period
Nine months ended September 30, 2014	$22	$30	$35	$(2)	$-	$-	$40		$125
Nine months ended September 30, 2013 (3)	N/A	$12	$22	$17	$(4)	$(9)	$17		$55

Liability outstanding
September 30, 2014	$23	$65	$96	$-	$-	$-	$178		$362
December 31, 2013	N/A	$34	$61	$80	$-	$-	$145		$320

Fair value per unit
September 30, 2014 ($)	$71.29	$78.27	$79.26	N/A	N/A	N/A	$79.51		N/A

Fair value of awards vested during the period
Nine months ended September 30, 2014	$-	$-	$-	$-	N/A	N/A	$1		$1
Nine months ended September 30, 2013	N/A	$-	$-	$-	$-	N/A	$1		$1

Nonvested awards at September 30, 2014
Unrecognized compensation cost	$30	$23	$5	$-	N/A	N/A	$2		$60
Remaining recognition period (years)	2.3	1.3	0.3	N/A	N/A	N/A	N/A	(4)	N/A

Assumptions (5)
Stock price ($)	$79.51	$79.51	$79.51	N/A	N/A	N/A	$79.51		N/A
Expected stock price volatility (6)	14%	13%	13%	N/A	N/A	N/A	N/A		N/A
Expected term (years) (7)	2.3	1.3	0.3	N/A	N/A	N/A	N/A		N/A
Risk-free interest rate (8)	1.13%	1.03%	0.92%	N/A	N/A	N/A	N/A		N/A
Dividend rate ($) (9)	$1.00	$1.00	$1.00	N/A	N/A	N/A	N/A		N/A
(1)	Compensation cost is based on the fair value of the awards at period-end using the lattice-based valuation model that uses the assumptions as presented herein.
(2)	Compensation cost is based on intrinsic value.
(3)	Includes the reversal of approximately $20 million of stock-based compensation expense related to the forfeiture of PSUs by former executives.
(4)	The remaining recognition period has not been quantified as it relates solely to the 25% Company grant and the dividends earned thereon, representing a minimal number of units.
(5)	Assumptions used to determine fair value are at September 30, 2014.
(6)	Based on the historical volatility of the Company's stock over a period commensurate with the expected term of the award.
(7)	Represents the remaining period of time that awards are expected to be outstanding.
(8)	Based on the implied yield available on zero-coupon government issues with an equivalent term commensurate with the expected term of the awards.
(9)	Based on the annualized dividend rate.

Stock option awards
Following approval by the Board of Directors in January 2014, the Company granted 1.0 million conventional stock options to designated senior management employees. The stock option plan allows eligible employees to acquire common shares of the Company upon vesting at a price equal to the market value of the common shares at the date of grant. The options issued by the Company are conventional options that vest over a period of time. The right to exercise options generally accrues over a period of four years of continuous employment. Options are not generally exercisable during the first 12 months after the date of grant and expire after 10 years. At September 30, 2014, 19.2 million common shares remained authorized for future issuances under this plan. The total number of options outstanding at September 30, 2014 was 7.8 million.

Canadian National Railway Company

Notes to Unaudited Consolidated Financial Statements

The following table provides the activity of stock option awards during 2014, and for options outstanding and exercisable at September 30, 2014, the weighted-average exercise price and the weighted-average years to expiration. The table also provides the aggregate intrinsic value for in-the-money stock options, which represents the value that would have been received by option holders had they exercised their options on September 30, 2014 at the Company’s closing stock price of $79.51 on the Toronto Stock Exchange.

	Options outstanding
	Number	Weighted-average	Weighted-average	Aggregate
	of options	exercise price	years to expiration	intrinsic value
	In millions			In millions
Outstanding at December 31, 2013 (1)	7.7	$30.97
Granted	1.0	$58.74
Exercised	(0.9)	$23.17
Outstanding at September 30, 2014 (1)	7.8	$36.19	5.8	$335
Exercisable at September 30, 2014 (1)	5.2	$29.40	4.6	$262
(1) Stock options with a US dollar exercise price have been translated to Canadian dollars using the foreign exchange rate in effect at the balance sheet date.

The following table provides valuation and expense information for all stock option awards:

In millions, unless otherwise indicated
Year of grant	2014	2013	2012	2011	2010	2009	Total
Stock-based compensation expense
recognized over requisite service period (1)
Nine months ended September 30, 2014	$4	$1	$1	$1	$-	$-	$7
Nine months ended September 30, 2013	N/A	$4	$1	$1	$1	$-	$7

Fair value per unit
At grant date ($)	$11.09	$8.52	$7.74	$7.83	$6.55	$6.30	N/A

Fair value of awards vested during the period
Nine months ended September 30, 2014	$-	$2	$2	$3	$2	$-	$9
Nine months ended September 30, 2013	N/A	$-	$2	$3	$2	$4	$11

Nonvested awards at September 30, 2014
Unrecognized compensation cost	$5	$2	$1	$1	$-	$-	$9
Remaining recognition period (years)	3.3	2.3	1.3	0.3	-	-	N/A

Assumptions
Grant price ($)	$58.74	$47.47	$38.35	$34.47	$27.38	$21.07	N/A
Expected stock price volatility (2)	23%	23%	26%	26%	28%	39%	N/A
Expected term (years) (3)	5.4	5.4	5.4	5.3	5.4	5.3	N/A
Risk-free interest rate (4)	1.51%	1.41%	1.33%	2.53%	2.44%	1.97%	N/A
Dividend rate ($) (5)	$1.00	$0.86	$0.75	$0.65	$0.54	$0.51	N/A
(1)	Compensation cost is based on the grant date fair value using the Black-Scholes option-pricing model that uses the assumptions at the grant date.

(2)
Based on the average of the historical volatility of the Company's stock over a period commensurate with the expected term of the award and the implied volatility from traded options on the Company's stock.

(3)
Represents the period of time that awards are expected to be outstanding. The Company uses historical data to estimate option exercise and employee termination, and groups of employees that have similar historical exercise behavior are considered separately.

(4)	Based on the implied yield available on zero-coupon government issues with an equivalent term commensurate with the expected term of the awards.

(5)	Based on the annualized dividend rate.

Canadian National Railway Company

Notes to Unaudited Consolidated Financial Statements

6 - Pensions and other postretirement benefits
The Company has various retirement benefit plans under which substantially all of its employees are entitled to benefits at retirement age, generally based on compensation and length of service and/or contributions. Senior and executive management employees (“executive employees”) subject to certain minimum service and age requirements, are also eligible for an additional retirement benefit under their Special Retirement Stipend Agreements (SRS), the Supplemental Executive Retirement Plan (SERP) or the Defined Contribution Supplemental Executive Retirement Plan (DC SERP). Current or former executive employees who breach the non-compete, non-solicitation and non-disclosure of confidential information conditions of the SRS, SERP or DC SERP plans will forfeit the retirement benefit under these plans. Should the Company reasonably determine that a current or former executive employee may have violated the conditions of their SRS, SERP, or DC SERP plan, the Company may at its discretion withhold or suspend payout of the retirement benefit pending resolution of such matter.

For the three and nine months ended September 30, 2014 and 2013, the components of net periodic benefit cost (income) for pensions and other postretirement benefits were as follows:

Components of net periodic benefit cost (income) for pensions

	Three months ended September 30		Nine months ended September 30
In millions	2014	2013	2014	2013
Service cost	$33	$39	$99	$117
Interest cost	178	165	533	494
Settlement gain	-	-	-	(1)
Expected return on plan assets	(245)	(240)	(734)	(719)
Amortization of prior service cost	1	1	3	3
Amortization of net actuarial loss	31	57	93	170
Net periodic benefit cost (income)	$(2)	$22	$(6)	$64

Components of net periodic benefit cost for other postretirement benefits

	Three months ended September 30		Nine months ended September 30
In millions	2014	2013	2014	2013
Service cost	$1	$1	$2	$2
Interest cost	2	3	8	8
Amortization of prior service cost	1	-	2	1
Amortization of net actuarial gain	(1)	(1)	(3)	(1)
Net periodic benefit cost	$3	$3	$9	$10

Company contributions to its various pension plans are made in accordance with the applicable legislation in Canada and the United States (U.S.) and are determined by actuarial valuations. Actuarial valuations are generally required on an annual basis both in Canada and the U.S. The latest actuarial valuations for funding purposes for the Company’s Canadian pension plans, based on a valuation date of December 31, 2013, were filed in June 2014 and identified a going-concern surplus of approximately $1.6 billion and a solvency deficit of approximately $1.7 billion calculated using the three-year average of the Company’s hypothetical wind-up ratio in accordance with the Pension Benefit Standards Regulations, 1985. Under Canadian legislation, the solvency deficit is required to be funded through special solvency payments, for which each annual amount is equal to one fifth of the solvency deficit, and is re-established at each valuation date.
Pension contributions made in the first nine months of 2014 and 2013 of $106 million and $221 million, respectively, mainly represent contributions to the Company’s main pension plan, the CN Pension Plan. These pension contributions are for the current service cost as determined under the Company’s current actuarial valuations for funding purposes. The Company expects to make total cash contributions in 2014 of approximately $130 million for all of the Company’s pension plans. Voluntary contributions can be treated as a prepayment against the Company’s required special solvency deficit payments. As at December 31, 2013, the Company had approximately $470 million of accumulated prepayments available to offset future required solvency deficit payments. The Company applied approximately $250 million of such prepayments during the first nine months of 2014 and will apply approximately $75 million for the remainder of the year.
Additional information relating to the pension plans is provided in Note 11 – Pensions and other postretirement benefits to the Company’s 2013 Annual Consolidated Financial Statements.

Canadian National Railway Company

Notes to Unaudited Consolidated Financial Statements

7 - Income taxes
The Company recorded income tax expense of $337 million and $858 million for the three and nine months ended September 30, 2014, respectively, compared to $295 million and $738 million, respectively, for the same periods in 2013.
Included in the 2014 figure was an income tax recovery of $18 million resulting from a change in estimate of the deferred income tax liability related to properties, which was recorded in the first quarter.
Included in the 2013 figures was a net income tax recovery of $7 million consisting of a $19 million and a $5 million income tax expense resulting from the enactment of higher provincial corporate income tax rates, which were recorded in the third and second quarter respectively; a $15 million income tax recovery resulting from the recognition of U.S. state income tax losses, which was recorded in the second quarter; and a $16 million income tax recovery resulting from a revision of the apportionment of U.S. state income taxes which was recorded in the first quarter.

8 - Major commitments and contingencies
Commitments
As at September 30, 2014, the Company had commitments to acquire railroad ties, rail, freight cars, locomotives, and other equipment and services, as well as outstanding information technology service contracts and licenses, at an aggregate cost of $966 million ($482 million as at December 31, 2013). The Company also has estimated remaining commitments of approximately $283 million (US$252 million), in relation to the U.S. federal government legislative requirement to implement Positive Train Control (PTC) by December 31, 2015.
In addition, the Company has estimated remaining commitments, through to December 31, 2016, of approximately $66 million (US$59 million), in relation to the acquisition of the principal lines of the former Elgin, Joliet and Eastern Railway Company. These commitments are for railroad infrastructure improvements, grade separation projects as well as commitments under a series of agreements with individual communities and a comprehensive voluntary mitigation program established to address surrounding municipalities’ concerns.
The Company also has agreements with fuel suppliers which allow but do not require the Company to purchase approximately all of its estimated remaining 2014 volume, approximately 80% of its anticipated 2015 volume, 70% of its anticipated 2016 volume and 20% of its anticipated 2017 volume at market prices prevailing on the date of the purchase.

Contingencies
In the normal course of business, the Company becomes involved in various legal actions seeking compensatory and occasionally punitive damages, including actions brought on behalf of various purported classes of claimants and claims relating to employee and third-party personal injuries, occupational disease and property damage, arising out of harm to individuals or property allegedly caused by, but not limited to, derailments or other accidents.

Canada
Employee injuries are governed by the workers’ compensation legislation in each province whereby employees may be awarded either a lump sum or a future stream of payments depending on the nature and severity of the injury. As such, the provision for employee injury claims is discounted. In the provinces where the Company is self-insured, costs related to employee work-related injuries are accounted for based on actuarially developed estimates of the ultimate cost associated with such injuries, including compensation, health care and third-party administration costs. A comprehensive actuarial study is generally performed at least on a triennial basis. For all other legal actions, the Company maintains, and regularly updates on a case-by-case basis, provisions for such items when the expected loss is both probable and can be reasonably estimated based on currently available information.

United States
Personal injury claims by the Company’s employees, including claims alleging occupational disease and work-related injuries, are subject to the provisions of the Federal Employers’ Liability Act (FELA). Employees are compensated under FELA for damages assessed based on a finding of fault through the U.S. jury system or through individual settlements. As such, the provision is undiscounted. With limited exceptions where claims are evaluated on a case-by-case basis, the Company follows an actuarial-based approach and accrues the expected cost for personal injury, including asserted and unasserted occupational disease claims, and property damage claims, based on actuarial estimates of their ultimate cost. A comprehensive actuarial study is performed annually.
For employee work-related injuries, including asserted occupational disease claims, and third-party claims, including grade crossing, trespasser and property damage claims, the actuarial valuation considers, among other factors, the Company’s historical patterns of claims filings and payments. For unasserted occupational disease claims, the actuarial study includes the projection of the Company’s experience into the future considering the potentially exposed population. The Company adjusts its liability based upon management’s assessment and the results of the study. On an ongoing basis, management reviews and compares the assumptions inherent in the latest actuarial study with the current claim experience and, if required, adjustments to the liability are recorded.

Canadian National Railway Company

Notes to Unaudited Consolidated Financial Statements

As at September 30, 2014, the Company had aggregate reserves for personal injury and other claims of $318 million, of which $49 million was recorded as a current liability ($316 million as at December 31, 2013, of which $45 million was recorded as a current liability).
Although the Company considers such provisions to be adequate for all its outstanding and pending claims, the final outcome with respect to actions outstanding or pending at September 30, 2014, or with respect to future claims, cannot be reasonably determined. When establishing provisions for contingent liabilities the Company considers, where a probable loss estimate cannot be made with reasonable certainty, a range of potential probable losses for each such matter, and records the amount it considers the most reasonable estimate within the range. However, when no amount within the range is a better estimate than any other amount, the minimum amount in the range is accrued. For matters where a loss is reasonably possible but not probable, a range of potential losses cannot be estimated due to various factors which may include the limited availability of facts, the lack of demand for specific damages and the fact that proceedings were at an early stage. Based on information currently available, the Company believes that the eventual outcome of the actions against the Company will not, individually or in the aggregate, have a material adverse effect on the Company’s consolidated financial position. However, due to the inherent inability to predict with certainty unforeseeable future developments, there can be no assurance that the ultimate resolution of these actions will not have a material adverse effect on the Company’s results of operations, financial position or liquidity in a particular quarter or fiscal year.

Environmental matters
The Company’s operations are subject to numerous federal, provincial, state, municipal and local environmental laws and regulations in Canada and the U.S. concerning, among other things, emissions into the air; discharges into waters; the generation, handling, storage, transportation, treatment and disposal of waste, hazardous substances, and other materials; decommissioning of underground and aboveground storage tanks; and soil and groundwater contamination. A risk of environmental liability is inherent in railroad and related transportation operations; real estate ownership, operation or control; and other commercial activities of the Company with respect to both current and past operations.

Known existing environmental concerns
The Company has identified approximately 260 sites at which it is or may be liable for remediation costs, in some cases along with other potentially responsible parties, associated with alleged contamination and is subject to environmental clean-up and enforcement actions, including those imposed by the United States Federal Comprehensive Environmental Response, Compensation and Liability Act of 1980 (CERCLA), also known as the Superfund law, or analogous state laws. CERCLA and similar state laws, in addition to other similar Canadian and U.S. laws, generally impose joint and several liability for clean-up and enforcement costs on current and former owners and operators of a site, as well as those whose waste is disposed of at the site, without regard to fault or the legality of the original conduct. The Company has been notified that it is a potentially responsible party for study and clean-up costs at approximately 10 sites governed by the Superfund law (and analogous state laws) for which investigation and remediation payments are or will be made or are yet to be determined and, in many instances, is one of several potentially responsible parties.
The ultimate cost of addressing these known contaminated sites cannot be definitely established given that the estimated environmental liability for any given site may vary depending on the nature and extent of the contamination; the nature of anticipated response actions, taking into account the available clean-up techniques; evolving regulatory standards governing environmental liability; and the number of potentially responsible parties and their financial viability. As a result, liabilities are recorded based on the results of a four-phase assessment conducted on a site-by-site basis. A liability is initially recorded when environmental assessments occur, remedial efforts are probable, and when the costs, based on a specific plan of action in terms of the technology to be used and the extent of the corrective action required, can be reasonably estimated. The Company estimates the costs related to a particular site using cost scenarios established by external consultants based on the extent of contamination and expected costs for remedial efforts. In the case of multiple parties, the Company accrues its allocable share of liability taking into account the Company’s alleged responsibility, the number of potentially responsible parties and their ability to pay their respective share of the liability. Adjustments to initial estimates are recorded as additional information becomes available.
The Company’s provision for specific environmental sites is undiscounted and includes costs for remediation and restoration of sites, as well as monitoring costs. Environmental expenses, which are classified as Casualty and other in the Consolidated Statement of Income, include amounts for newly identified sites or contaminants as well as adjustments to initial estimates. Recoveries of environmental remediation costs from other parties are recorded as assets when their receipt is deemed probable.
As at September 30, 2014, the Company had aggregate accruals for environmental costs of $118 million, of which $43 million was recorded as a current liability ($119 million as at December 31, 2013, of which $41 million was recorded as a current liability). The Company anticipates that the majority of the liability at September 30, 2014 will be paid out over the next five years. However, some costs may be paid out over a longer period. Based on the information currently available, the Company considers its provisions to be adequate.

Canadian National Railway Company

Notes to Unaudited Consolidated Financial Statements

Unknown existing environmental concerns
While the Company believes that it has identified the costs likely to be incurred for environmental matters in the next several years based on known information, the discovery of new facts, future changes in laws, the possibility of releases of hazardous materials into the environment and the Company’s ongoing efforts to identify potential environmental liabilities that may be associated with its properties may result in the identification of additional environmental liabilities and related costs. The magnitude of such additional liabilities and the costs of complying with future environmental laws and containing or remediating contamination cannot be reasonably estimated due to many factors, including:

(a)	the lack of specific technical information available with respect to many sites;
(b)	the absence of any government authority, third-party orders, or claims with respect to particular sites;
(c)	the potential for new or changed laws and regulations and for development of new remediation technologies and uncertainty regarding the timing of the work with respect to particular sites; and
(d)	the determination of the Company’s liability in proportion to other potentially responsible parties and the ability to recover costs from any third parties with respect to particular sites.

Therefore, the likelihood of any such costs being incurred or whether such costs would be material to the Company cannot be determined at this time. There can thus be no assurance that liabilities or costs related to environmental matters will not be incurred in the future, or will not have a material adverse effect on the Company’s financial position or results of operations in a particular quarter or fiscal year, or that the Company’s liquidity will not be adversely impacted by such liabilities or costs, although management believes, based on current information, that the costs to address environmental matters will not have a material adverse effect on the Company’s financial position or liquidity. Costs related to any unknown existing or future contamination will be accrued in the period in which they become probable and reasonably estimable.

Guarantees and indemnifications
In the normal course of business, the Company, including certain of its subsidiaries, enters into agreements that may involve providing guarantees or indemnifications to third parties and others, which may extend beyond the term of the agreements. These include, but are not limited to, residual value guarantees on operating leases, standby letters of credit, surety and other bonds, and indemnifications that are customary for the type of transaction or for the railway business.
The Company is required to recognize a liability for the fair value of the obligation undertaken in issuing certain guarantees on the date the guarantee is issued or modified. In addition, where the Company expects to make a payment in respect of a guarantee, a liability will be recognized to the extent that one has not yet been recognized.

Guarantee of residual values of operating leases
The Company has guaranteed a portion of the residual values of certain of its assets under operating leases with expiry dates between 2014 and 2022, for the benefit of the lessor. If the fair value of the assets at the end of their respective lease term is less than the fair value, as estimated at the inception of the lease, then the Company must, under certain conditions, compensate the lessor for the shortfall. As at September 30, 2014, the maximum exposure in respect of these guarantees was $187 million. There are no recourse provisions to recover any amounts from third parties.

Other guarantees
As at September 30, 2014, the Company, including certain of its subsidiaries, had granted $493 million of irrevocable standby letters of credit and $95 million of surety and other bonds, issued by highly rated financial institutions, to third parties to indemnify them in the event the Company does not perform its contractual obligations. As at September 30, 2014, the maximum potential liability under these guarantee instruments was $588 million, of which $525 million related to workers’ compensation and other employee benefit liabilities and $63 million related to other liabilities. The letters of credit were drawn on the Company’s bilateral letter of credit facilities. The Company had not recorded a liability as at September 30, 2014 with respect to these guarantee instruments as they related to the Company’s future performance and the Company did not expect to make any payments under these guarantee instruments. The majority of the guarantee instruments mature at various dates between 2014 and 2016.

Canadian National Railway Company

Notes to Unaudited Consolidated Financial Statements

General indemnifications
In the normal course of business, the Company has provided indemnifications, customary for the type of transaction or for the railway business, in various agreements with third parties, including indemnification provisions where the Company would be required to indemnify third parties and others. Indemnifications are found in various types of contracts with third parties which include, but are not limited to:

(a)	contracts granting the Company the right to use or enter upon property owned by third parties such as leases, easements, trackage rights and sidetrack agreements;
(b)	contracts granting rights to others to use the Company’s property, such as leases, licenses and easements;
(c)	contracts for the sale of assets;
(d)	contracts for the acquisition of services;
(e)	financing agreements;
(f)	trust indentures, fiscal agency agreements, underwriting agreements or similar agreements relating to debt or equity securities of the Company and engagement agreements with financial advisors;
(g)	transfer agent and registrar agreements in respect of the Company’s securities;
(h)
trust and other agreements relating to pension plans and other plans, including those establishing trust funds to secure payment to certain officers and senior employees of special retirement compensation arrangements;

(i)	pension transfer agreements;
(j)	master agreements with financial institutions governing derivative transactions;
(k)
settlement agreements with insurance companies or other third parties whereby such insurer or third-party has been indemnified for any present or future claims relating to insurance policies, incidents or events covered by the settlement agreements; and

(l)	acquisition agreements.

To the extent of any actual claims under these agreements, the Company maintains provisions for such items, which it considers to be adequate. Due to the nature of the indemnification clauses, the maximum exposure for future payments may be material. However, such exposure cannot be reasonably determined.
During the period, the Company entered into various indemnification contracts with third parties for which the maximum exposure for future payments cannot be reasonably determined. As a result, no liability was recorded. There are no recourse provisions to recover any amounts from third parties.

9 - Financial instruments
For financial assets and liabilities measured at fair value on a recurring basis, fair value is the price the Company would receive to sell an asset or pay to transfer a liability in an orderly transaction with a market participant at the measurement date. In the absence of active markets for identical assets or liabilities, such measurements involve developing assumptions based on market observable data and, in the absence of such data, internal information that is believed to be consistent with what market participants would use in a hypothetical transaction that occurs at the measurement date. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company’s market assumptions. Preference is given to observable inputs. These two types of inputs create the following fair value hierarchy:

Level 1:       Quoted prices for identical instruments in active markets.
Level 2:
Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

Level 3:       Significant inputs to the valuation model are unobservable.

The Company uses the following methods and assumptions to estimate the fair value of each class of financial instruments for which the carrying amounts are included in the Consolidated Balance Sheet under the following captions:

Cash and cash equivalents, Restricted cash and cash equivalents, Accounts receivable, Other current assets, Accounts payable and other
The carrying amounts approximate fair value because of the short maturity of these instruments. Cash and cash equivalents and Restricted cash and cash equivalents include highly liquid investments purchased three months or less from maturity and are classified as Level 1. Accounts receivable, Other current assets, and Accounts payable and other are classified as Level 2 as they may not be priced using quoted prices, but rather determined from market observable information.

Canadian National Railway Company

Notes to Unaudited Consolidated Financial Statements

Intangible and other assets
Included in Intangible and other assets are equity investments for which the carrying value approximates the fair value, with the exception of certain cost investments for which the fair value is estimated based on the Company’s proportionate share of the underlying net assets. Investments are classified as Level 3 as their fair value is based on significant unobservable inputs.

Debt
The fair value of the Company’s debt is estimated based on the quoted market prices for the same or similar debt instruments, as well as discounted cash flows using current interest rates for debt with similar terms, company rating, and remaining maturity. The Company’s debt is classified as Level 2.

The following table provides the carrying amounts and estimated fair values of the Company’s financial instruments as at September 30, 2014 and December 31, 2013 for which the carrying values on the Consolidated Balance Sheet are different from their fair values:

In millions	September 30, 2014		December 31, 2013
	Carrying	Fair	Carrying	Fair
	amount	value	amount	value
Financial assets
Investments	$58	$175	$57	$164
Financial liabilities
Total debt	$7,841	$8,988	$7,840	$8,683

10 - Earnings per share
The following table provides a reconciliation between basic and diluted earnings per share:

	Three months ended September 30		Nine months ended September 30
In millions, except per share data	2014	2013	2014	2013
Net income	$853	$705	$2,323	$1,977

Weighted-average shares outstanding	817.0	839.3	822.2	846.2
Effect of stock options	3.9	2.9	3.6	3.0
Weighted-average diluted shares outstanding	820.9	842.2	825.8	849.2

Basic earnings per share	$1.04	$0.84	$2.83	$2.34
Diluted earnings per share	$1.04	$0.84	$2.81	$2.33

Basic earnings per share are calculated based on the weighted-average number of common shares outstanding over each period. Diluted earnings per share are calculated based on the weighted-average diluted shares outstanding using the treasury stock method, which assumes that any proceeds received from the exercise of in-the-money stock options would be used to purchase common shares at the average market price for the period.

Canadian National Railway Company

Notes to Unaudited Consolidated Financial Statements

11 – Accumulated other comprehensive loss
The components of Accumulated other comprehensive loss are as follows:

In millions	Foreign currency translation adjustments	Pension and other postretirement benefit plans	Derivative instruments		Total before tax		Income tax recovery (expense)		Total net of tax
Balance at June 30, 2014	$(538)	$(1,452)	$8		$(1,982)		$176		$(1,806)
Other comprehensive income (loss) before reclassifications:

Unrealized foreign exchange gain on translation of net investment in foreign operations	349				349		-		349
Unrealized foreign exchange loss on translation of US dollar- denominated long-term debt designated as a hedge of the net investment in U.S. subsidiaries	(305)				(305)		41		(264)

Amounts reclassified from Accumulated
other comprehensive loss:
Amortization of net actuarial loss		30			30	(1)	(9)	(2)	21
Amortization of prior service cost		2			2	(1)	-	(2)	2
Amortization of gain on treasury lock			(1)	(3)	(1)		-		(1)
Other comprehensive income (loss)	44	32	(1)		75		32		107
Balance at September 30, 2014	$(494)	$(1,420)	$7		$(1,907)		$208		$(1,699)

In millions	Foreign currency translation adjustments	Pension and other postretirement benefit plans	Derivative instruments		Total before tax		Income tax recovery (expense)		Total net of tax
Balance at December 31, 2013	$(533)	$(1,515)	$8		$(2,040)		$190		$(1,850)
Other comprehensive income (loss) before reclassifications:

Unrealized foreign exchange gain on translation of net investment in foreign operations	368				368		-		368
Unrealized foreign exchange loss on translation of US dollar- denominated long-term debt designated as a hedge of the net investment in U.S. subsidiaries	(329)				(329)		42		(287)

Amounts reclassified from Accumulated
other comprehensive loss:
Amortization of net actuarial loss		90			90	(1)	(24)	(2)	66
Amortization of prior service cost		5			5	(1)	-	(2)	5
Amortization of gain on treasury lock			(1)	(3)	(1)		-		(1)
Other comprehensive income (loss)	39	95	(1)		133		18		151
Balance at September 30, 2014	$(494)	$(1,420)	$7		$(1,907)		$208		$(1,699)

(1) Reclassified to Labor and fringe benefits on the Consolidated Statement of Income and included in components of net periodic benefit cost. See Note 6 - Pensions and other postretirement benefits.
(2) Included in Income tax expense on the Consolidated Statement of Income.
(3) Related to treasury lock transactions settled in prior years, which are being amortized over the terms of the related debt to Interest expense on the Consolidated Statement of Income.

Canadian National Railway Company

Notes to Unaudited Consolidated Financial Statements

In millions	Foreign currency translation adjustments	Pension and other postretirement benefit plans	Derivative instruments	Total before tax		Income tax recovery (expense)		Total net of tax
Balance at June 30, 2013	$(544)	$(3,174)	$8	$(3,710)		$616		$(3,094)
Other comprehensive income (loss) before reclassifications:

Unrealized foreign exchange loss on translation of net investment in foreign operations	(134)			(134)		-		(134)
Unrealized foreign exchange gain on translation of US dollar- denominated long-term debt designated as a hedge of the net investment in U.S. subsidiaries	123			123		(17)		106

Amounts reclassified from Accumulated
other comprehensive loss:
Amortization of net actuarial loss		56		56	(1)	(15)	(2)	41
Amortization of prior service cost		1		1	(1)	-	(2)	1
Other comprehensive income (loss)	(11)	57	-	46		(32)		14
Balance at September 30, 2013	$(555)	$(3,117)	$8	$(3,664)		$584		$(3,080)

In millions	Foreign currency translation adjustments	Pension and other postretirement benefit plans	Derivative instruments	Total before tax		Income tax recovery (expense)		Total net of tax
Balance at December 31, 2012	$(579)	$(3,290)	$8	$(3,861)		$604		$(3,257)
Other comprehensive income (loss) before reclassifications:

Unrealized foreign exchange gain on translation of net investment in foreign operations	221			221		-		221
Unrealized foreign exchange loss on translation of US dollar- denominated long-term debt designated as a hedge of the net investment in U.S. subsidiaries	(197)			(197)		25		(172)

Amounts reclassified from Accumulated
other comprehensive loss:
Amortization of net actuarial loss		169		169	(1)	(44)	(2)	125
Amortization of prior service cost		4		4	(1)	(1)	(2)	3
Other comprehensive income (loss)	24	173	-	197		(20)		177
Balance at September 30, 2013	$(555)	$(3,117)	$8	$(3,664)		$584		$(3,080)

(1) Reclassified to Labor and fringe benefits on the Consolidated Statement of Income and included in components of net periodic benefit cost. See Note 6 - Pensions and other postretirement benefits.
(2) Included in Income tax expense on the Consolidated Statement of Income.

Canadian National Railway Company

Notes to Unaudited Consolidated Financial Statements

12 - Subsequent event
Share repurchase program
On October 21, 2014, the Board of Directors of the Company approved a new share repurchase program, which allows for the repurchase of up to 28.0 million common shares between October 24, 2014 and October 23, 2015, pursuant to a normal course issuer bid at prevailing market prices plus brokerage fees, or such other prices as may be permitted by the Toronto Stock Exchange.

Canadian National Railway Company

Selected Railroad Statistics - unaudited

	Three months ended September 30		Nine months ended September 30
	2014	2013	2014	2013

Statistical operating data
Rail freight revenues ($ millions) (1)	2,920	2,519	8,440	7,367
Gross ton miles (GTM) (millions)	115,348	100,321	333,067	298,169
Revenue ton miles (RTM) (millions)	58,946	52,188	172,361	155,466
Carloads (thousands)	1,475	1,333	4,177	3,880
Route miles (includes Canada and the U.S.)	19,600	19,900	19,600	19,900
Employees (end of period)	25,032	23,664	25,032	23,664
Employees (average for the period)	24,915	23,756	24,412	23,706

Productivity
Operating ratio (%)	58.8	59.8	62.3	62.9
Rail freight revenue per RTM (cents) (1)	4.95	4.83	4.90	4.74
Rail freight revenue per carload ($) (1)	1,980	1,890	2,021	1,899
Operating expenses per GTM (cents)	1.59	1.61	1.67	1.65
Labor and fringe benefits expense per GTM (cents)	0.50	0.52	0.52	0.53
GTMs per average number of employees (thousands)	4,630	4,223	13,644	12,578
Diesel fuel consumed (US gallons in millions)	108.1	96.8	327.3	302.0
Average fuel price ($/US gallon)	3.62	3.52	3.80	3.52
GTMs per US gallon of fuel consumed	1,067	1,036	1,018	987

Safety indicators
Injury frequency rate (per 200,000 person hours) (2)	2.17	1.72	1.91	1.52
Accident rate (per million train miles) (2)	3.25	1.37	2.69	2.04

Financial ratio
Debt-to-total capitalization ratio (% at end of period) (3)	36.3	39.3	36.3	39.3
Statistical operating data, productivity measures and safety indicators are based on estimated data available at such time and are subject to change as more complete information becomes available, as such certain of the comparative data have been restated.

(1)       In 2014, certain Other revenues were reclassified to the commodity groups within rail freight revenues. This change has no impact on the Company's previously reported results of operations as Total revenues remains unchanged. The 2013 comparative figures have been reclassified in order to be consistent with the 2014 presentation.

(2) Based on Federal Railroad Administration (FRA) reporting criteria.
(3) Debt-to-total capitalization ratio is calculated as total long-term debt plus current portion of long-term debt, divided by the sum of total debt plus total shareholders’ equity.

Canadian National Railway Company

Supplementary Information - unaudited

	Three months ended September 30				Nine months ended September 30

	2014	2013	% Change Fav (Unfav)	% Change at constant currency Fav (Unfav) (2)	2014	2013	% Change Fav (Unfav)	% Change at constant currency Fav (Unfav) (2)
Revenues (millions of dollars) (1)
Petroleum and chemicals	594	489	21%	18%	1,726	1,431	21%	15%
Metals and minerals	388	332	17%	13%	1,066	929	15%	9%
Forest products	393	365	8%	4%	1,125	1,064	6%	1%
Coal	185	191	(3%)	(6%)	568	553	3%	(1%)
Grain and fertilizers	469	363	29%	26%	1,426	1,162	23%	19%
Intermodal	731	642	14%	12%	2,068	1,808	14%	12%
Automotive	160	137	17%	13%	461	420	10%	5%
Total rail freight revenues	2,920	2,519	16%	13%	8,440	7,367	15%	10%
Other revenues	198	179	11%	7%	487	463	5%	1%
Total revenues	3,118	2,698	16%	13%	8,927	7,830	14%	10%
Revenue ton miles (millions)
Petroleum and chemicals	13,576	11,033	23%	23%	39,234	32,428	21%	21%
Metals and minerals	6,664	5,825	14%	14%	17,691	16,022	10%	10%
Forest products	7,581	7,508	1%	1%	21,718	22,317	(3%)	(3%)
Coal	5,289	6,057	(13%)	(13%)	16,316	17,342	(6%)	(6%)
Grain and fertilizers	12,116	9,105	33%	33%	37,502	30,556	23%	23%
Intermodal	12,868	11,986	7%	7%	37,577	34,722	8%	8%
Automotive	852	674	26%	26%	2,323	2,079	12%	12%
Total revenue ton miles	58,946	52,188	13%	13%	172,361	155,466	11%	11%
Rail freight revenue / RTM (cents) (1)
Petroleum and chemicals	4.38	4.43	(1%)	(4%)	4.40	4.41	-	(5%)
Metals and minerals	5.82	5.70	2%	(1%)	6.03	5.80	4%	(1%)
Forest products	5.18	4.86	7%	3%	5.18	4.77	9%	4%
Coal	3.50	3.15	11%	8%	3.48	3.19	9%	5%
Grain and fertilizers	3.87	3.99	(3%)	(5%)	3.80	3.80	-	(3%)
Intermodal	5.68	5.36	6%	4%	5.50	5.21	6%	4%
Automotive	18.78	20.33	(8%)	(11%)	19.85	20.20	(2%)	(6%)
Total rail freight revenue per RTM	4.95	4.83	2%	-	4.90	4.74	3%	-
Carloads (thousands)
Petroleum and chemicals	168	152	11%	11%	489	452	8%	8%
Metals and minerals	295	285	4%	4%	769	803	(4%)	(4%)
Forest products	111	114	(3%)	(3%)	324	338	(4%)	(4%)
Coal	126	109	16%	16%	392	316	24%	24%
Grain and fertilizers	153	126	21%	21%	465	401	16%	16%
Intermodal	563	493	14%	14%	1,567	1,402	12%	12%
Automotive	59	54	9%	9%	171	168	2%	2%
Total carloads	1,475	1,333	11%	11%	4,177	3,880	8%	8%
Rail freight revenue / carload (dollars) (1)
Petroleum and chemicals	3,536	3,217	10%	7%	3,530	3,166	11%	7%
Metals and minerals	1,315	1,165	13%	9%	1,386	1,157	20%	14%
Forest products	3,541	3,202	11%	7%	3,472	3,148	10%	5%
Coal	1,468	1,752	(16%)	(18%)	1,449	1,750	(17%)	(20%)
Grain and fertilizers	3,065	2,881	6%	4%	3,067	2,898	6%	2%
Intermodal	1,298	1,302	-	(2%)	1,320	1,290	2%	-
Automotive	2,712	2,537	7%	4%	2,696	2,500	8%	3%
Total rail freight revenue per carload	1,980	1,890	5%	2%	2,021	1,899	6%	3%
Statistical data and related productivity measures are based on estimated data available at such time and are subject to change as more complete information becomes available.
(1)
In 2014, certain Other revenues were reclassified to the commodity groups within rail freight revenues. This change has no impact on the Company’s previously reported results of operations as Total revenues remains unchanged. The 2013 comparative figures have been reclassified in order to be consistent with the 2014 presentation.

(2)	See supplementary schedule entitled Non-GAAP Measures for an explanation of this non-GAAP measure.

Canadian National Railway Company

Non-GAAP Measures

Adjusted performance measures
For the three and nine months ended September 30, 2014, the Company reported adjusted net income of $853 million, or $1.04 per diluted share and $2,251 million, or $2.72 per diluted share, respectively. The adjusted figures for the nine months ended September 30, 2014 exclude a gain on disposal of the Deux-Montagnes subdivision, including the Mont-Royal tunnel, together with the rail fixtures, of $80 million, or $72 million after-tax ($0.09 per diluted share).
For the three and nine months ended September 30, 2013, the Company reported adjusted net income of $724 million, or $0.86 per diluted share and $1,947 million, or $2.30 per diluted share, respectively. The adjusted figures for the three and nine months ended September 30, 2013 exclude an income tax expense of $19 million ($0.02 per diluted share) resulting from the enactment of higher provincial corporate income tax rates. The adjusted figures for the nine months ended September 30, 2013 also exclude a gain on exchange of perpetual railroad operating easements, including the track and roadway assets on specific rail lines, of $29 million, or $18 million after-tax ($0.02 per diluted share); an income tax expense of $5 million ($0.01 per diluted share) resulting from the enactment of higher provincial corporate income tax rates and a gain on disposal of a segment of the Oakville subdivision, together with the rail fixtures and certain passenger agreements, of $40 million, or $36 million after-tax ($0.04 per diluted share).
Management believes that adjusted net income and adjusted earnings per share are useful measures of performance that can facilitate period-to-period comparisons, as they exclude items that do not necessarily arise as part of the normal day-to-day operations of the Company and could distort the analysis of trends in business performance. The exclusion of such items in adjusted net income and adjusted earnings per share does not, however, imply that such items are necessarily non-recurring. These adjusted measures do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. The reader is advised to read all information provided in the Company’s 2014 unaudited Interim Consolidated Financial Statements and Notes thereto. The following tables provide a reconciliation of net income and earnings per share, as reported for the three and nine months ended September 30, 2014 and 2013, to the adjusted performance measures presented herein.

	Three months ended September 30, 2014			Nine months ended September 30, 2014
In millions, except per share data	Reported	Adjustments	Adjusted	Reported	Adjustments	Adjusted
Revenues	$3,118	$-	$3,118	$8,927	$-	$8,927
Operating expenses	1,832	-	1,832	5,563	-	5,563
Operating income	1,286	-	1,286	3,364	-	3,364
Interest expense	(94)	-	(94)	(277)	-	(277)
Other income (loss)	(2)	-	(2)	94	(80)	14
Income before income taxes	1,190	-	1,190	3,181	(80)	3,101
Income tax expense	(337)	-	(337)	(858)	8	(850)
Net income	$853	$-	$853	$2,323	$(72)	$2,251
Operating ratio	58.8%		58.8%	62.3%		62.3%
Effective tax rate	28.3%		28.3%	27.0%		27.4%
Basic earnings per share	$1.04	$-	$1.04	$2.83	$(0.09)	$2.74
Diluted earnings per share	$1.04	$-	$1.04	$2.81	$(0.09)	$2.72

	Three months ended September 30, 2013			Nine months ended September 30, 2013
In millions, except per share data	Reported	Adjustments	Adjusted	Reported	Adjustments	Adjusted
Revenues	$2,698	$-	$2,698	$7,830	$-	$7,830
Operating expenses	1,614	-	1,614	4,924	-	4,924
Operating income	1,084	-	1,084	2,906	-	2,906
Interest expense	(89)	-	(89)	(266)	-	(266)
Other income	5	-	5	75	(69)	6
Income before income taxes	1,000	-	1,000	2,715	(69)	2,646
Income tax expense	(295)	19	(276)	(738)	39	(699)
Net income	$705	$19	$724	$1,977	$(30)	$1,947
Operating ratio	59.8%		59.8%	62.9%		62.9%
Effective tax rate	29.5%		27.6%	27.2%		26.4%
Basic earnings per share	$0.84	$0.02	$0.86	$2.34	$(0.03)	$2.31
Diluted earnings per share	$0.84	$0.02	$0.86	$2.33	$(0.03)	$2.30

Canadian National Railway Company

Non-GAAP Measures

Constant currency
Although CN conducts its business and reports its earnings in Canadian dollars, a large portion of revenues and expenses is denominated in US dollars. As such, the Company’s results are affected by exchange rate fluctuations.
Financial results at “constant currency” allow results to be viewed without the impact of fluctuations in foreign currency exchange rates, thereby facilitating period-to-period comparisons in the analysis of trends in business performance. Measures at constant currency are considered non-GAAP measures and do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. Financial results at constant currency are obtained by translating the current period results denominated in US dollars at the foreign exchange rates of the comparable period of the prior year. The average foreign exchange rates were $1.09 per US$1.00, for both the three and nine months ended September 30, 2014, and $1.04 and $1.02 per US$1.00, respectively, for the three and nine months ended September 30, 2013.
On a constant currency basis, the Company’s net income for the three and nine months ended September 30, 2014 would have been lower by $22 million, or $0.03 per diluted share and $76 million, or $0.09 per diluted share, respectively. The following table presents a reconciliation of 2014 net income as reported to net income on a constant currency basis:

	Three months ended	Nine months ended
In millions	September 30, 2014	September 30, 2014
Net income, as reported	$853	$2,323

Impact due to the weakening Canadian dollar included in net income	(18)	(70)
Decrease due to the weakening Canadian dollar on additional year-over-year US$ net income	(4)	(6)
Impact of foreign exchange using constant currency rates	(22)	(76)
Net income, on a constant currency basis	$831	$2,247

Free cash flow
Free cash flow does not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. The Company believes that free cash flow is a useful measure of performance as it demonstrates the Company’s ability to generate cash for debt obligations and for discretionary uses such as payment of dividends and strategic opportunities.
The Company defines its free cash flow measure as the difference between net cash provided by operating activities and net cash used in investing activities; adjusted for changes in restricted cash and cash equivalents and the impact of major acquisitions, if any.

	Three months ended September 30		Nine months ended September 30
In millions	2014	2013	2014	2013
Net cash provided by operating activities	$1,328	$1,066	$3,246	$2,450
Net cash used in investing activities	(552)	(579)	(1,220)	(1,151)
Net cash provided before financing activities	776	487	2,026	1,299

Adjustment:
Change in restricted cash and cash equivalents	(1)	32	19	8
Free cash flow	$775	$519	$2,045	$1,307

Canadian National Railway Company

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian National Railway Company
Date:	October 21, 2014	By:	/s/ Cristina Circelli
			Name:	Cristina Circelli
			Title:	Deputy Corporate Secretary and General Counsel